UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Intellinetics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45825X105

(CUSIP Number)

Robert Schroeder, 275 Madison Avenue #1618, New York, NY 10016

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

9/1/2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45825X105	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Robert Taglich
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,897,544
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,897,544
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,897,544
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.5865%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 45825X105	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

This statement relates to Common Stock of Intellinetics, Inc., 2190 Dividend Dr., Columbus, Ohio 43228.

Item 2.	Identity and Background.

(a)	Name: Robert Taglich

(b)	275 Madison Avenue #1618, New York, NY 10016

(c)	Co-Founder and Managing Director

(d)	During the last five years, Robert Taglich has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Robert Taglich was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)	Citizenship: United States of America

Item 3.	Source or Amount of Funds or Other Consideration.

The source of funds is personal funds. The amount of funds invested in the beneficially-owned shares to date is $903,868.

Item 4.	Purpose of Transaction.

The purpose of the transaction is solely for investment.

Item 5.	Interest in Securities of the Issuer.

Robert Taglich beneficially owns 1,897,544 shares of common stock of Intellinetics, Inc., having both voting power and dispositive power over such common stock. This represents 21.5865% of the common stock of Intellinetics. Inc. During the past 60 days, Robert Taglich purchased a convertible note (on March 11, 2015) with a principal balance of $50,000, convertible at a price of $0.30 per share into 166,667 shares of common stock. Such transaction was effected in cash directly with Intellinetics, Inc.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

CUSIP No. 45825X105	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Robert Taglich

/s/ Robert Taglich